September 8, 2005

Mail Stop 4561

Glade M. Knight
President and Principal Executive Officer
Apple REIT Seven, Inc.
814 East Main Street
Richmond, VA 23219

	Re:	Apple REIT Seven, Inc.
		Amendment No. 2 to Registration Statement on
		Form S-11
		Filed August 29, 2005
		File No. 333-125546

Dear Mr. Knight:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to previous comment 5 in our letter dated August 12, 2005. Please tell us whom you have contacted and provide us with copies of your correspondence with the Division of Market
Regulation regarding your request for exemptive relief.



Summary, page 1
Apple REIT Seven, Inc., page 1

2. Please refer to the newly added disclosure in the second paragraph. Please revise to omit the use of defined terms; the meaning of the terms should be clear from their context.


Conflicts of Interest, page 41

Competition Between Us and Mr. Knight and Other Companies
Organized
by Mr. Knight, page 43

3. We note your response to previous comment 10 and your revised disclosure describing your policy for dealing with conflicts. We also note that Apple Suites Realty is not entitled to real estate commission for sales to an affiliate. We reissue that part of our previous comment asking you to describe the specific risks, conflicts and incentives regarding compensation that arise in connection with the similar concurrent programs organized by Mr. Knight. For example, disclose the risks and conflicts in the event that Apple REIT Seven purchases properties from other affiliated programs, and any incentive for Mr. Knight to receive compensation on both the sale and purchase of the same property. Further, consider disclosing the specific risks, conflicts and incentives involving compensation under a separate heading since these matters do not relate to competition.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Martin B. Richards, Esq. (via facsimile)
	McGuire Woods LLP





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Glade M. Knight
Apple REIT Seven, Inc.
September 8, 2005
Page 1